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                         Apollo Interco Partners, L.P.
              Form of Plan of Dissolution and Complete Liquidation
              ----------------------------------------------------


  The undersigned, being the sole General Partner of Apollo Interco Partners, L.P. (the "Partnership"), hereby adopts the following plan for the dissolution and complete liquidation of the Partnership:

  Recitals:--

  A. Section 10.1 of the Amended and Restated Limited Partnership Agreement of the Partnership dated as of August 22, 1994 (the "LP Agreement") authorizes the undersigned to elect to dissolve the Partnership.

  B. In the event of such an election, Section 10.2 of the LP Agreement provides for the winding up of the Partnership, and for the distribution of the Partnership's remaining assets, after providing for all debts and liabilities, to the Partners in accordance with their capital accounts.

  C. Section 5.1(b) of the LP Agreement authorizes the payment of distributions in kind.

  D. The plan set forth herein effectuates, and is in accordance with, the foregoing provisions of the LP Agreement.

                                      Plan
                                      ----

  1. The undersigned hereby elects to dissolve the Partnership.

  2. The dissolution of the Partnership and the commencement of its winding up shall be effective upon satisfaction of all conditions precedent, including without limitation, receipt of all applicable regulatory consents and/or approvals.

  3. As of the date hereof, the assets of the Partnership consist of the securities listed in the Schedule of Assets annexed hereto, and there are no liabilities known to the undersigned that are either accrued or that warrant the creation of any reserve.

  4. Subject to paragraphs 2 and 5 hereof, the assets of the Partnership shall be distributed in kind, pro rata to the partners in proportion to their respective Capital Account balances, as promptly as is practicable after the date hereof but no later than December 31, 1994.

  5. The General Partner shall, and shall cause the Partnership to:

     (a)    give all such notices and make all such filings, and

     (b) use reasonable efforts to obtain all such consents, undertakings or approvals as may be required in connection with the liquidating distribution of the assets of the Partnership in order to comply with any legal or contractual obligations which are binding upon the Partnership or the partners. The General Partner shall not
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            distribute any assets pursuant to this plan if such distribution would violate, conflict with or result in a breach of any such obligation. Without limiting the generality of the foregoing, no distribution of any assets shall be made prior to the expiration of any applicable waiting periods under the Hart-Scott-Rodino Antitrust Improvements Act of 1974.

  6. To the extent that the General Partner determines that it is not feasible for this plan to be consummated in accordance with its terms within a reasonable time after the date hereof, the General Partner shall use reasonable efforts to modify this plan in such a manner that will permit the liquidation of the Partnership to be completed in a manner that complies with the LP Agreement.

  IN WITNESS WHEREOF, the undersigned has executed this instrument in its capacity as General Partner of the Partnership this _____ day of ____________________, 1994.


                       APOLLO INVESTMENT FUND, L.P.

                       By:  Apollo Fund Administration Ltd.
                             Administrative Partner

                       _______________________________